UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Utime Limited, a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Meeting”) on August 28, 2024 at 10:00 AM EST at the Company’s headquarters located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China. Holders of a total of 241,725,778 ordinary shares of the Company, par value $0.0001 each (the “Ordinary Shares”), out of a total of 450,930,953 Ordinary Shares issued and outstanding and entitled to vote at the Meeting, and that a quorum for the transaction of business is present at the Meeting. Each Ordinary Share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Share Consolidation

To approve a share consolidation, of the Company’s ordinary shares at a ratio of one-for-twenty-five such that each twenty-five ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$100,000 divided into (i) 39,600,000 Ordinary Shares of a par value of US$0.0025 each, (ii) 400,000 Preference Shares of a par value of US$0.0025 each.

The shareholders approved the proposal.

For	Against	Abstain	Total
241,491,343	220,204	14,231	241,725,778

2. Increase of Authorized Shares

To approve to subdivide the ordinary shares of the Company, by the increase in the Company’s authorized share capital from US$100,000 to US$1,000,000 and the creation of an additional 9,000,000,000 Ordinary Shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$1,000,000 divided into 10,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 9,990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each (the “Increase of Authorized Shares”).

The shareholders approved the proposal.

For	Against	Abstain	Total
241,490,836	221,418	13,524	241,725,778

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2024

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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